 Exhibit 99.1

Skymint Assets Acquired from Receivership; Sunstream USA Builds on Parallel Acquisition

CALGARY, AB, Oct. 13, 2023 /CNW/ - SunStream Bancorp Inc. ("SunStream") is pleased to announce a receivership court order (the "Sale Order") granting the sale of certain assets of Greenpeak Industries Inc. and certain affiliated entities d.b.a. Skymint ("Skymint") to Skymint Acquisition Co. (the "Skymint Transaction"), a newly formed designee entity of Tropics LP ("Tropics"). Tropics is a limited partnership fully owned by an affiliate of Sunstream, a joint venture sponsored by SNDL Inc. (Nasdaq: SNDL) ("SNDL").

Skymint Acquisition Co. is anticipated to be part of the Sunstream USA group of companies ("SSU"), a U.S. platform with one or more independent third-party investors which will be independently managed and governed. Today's announcement follows a recent SNDL press release relating to acquiring the assets of Surterra Holdings Inc. d.b.a. ("Parallel") that more fully describes the proposed structure of SSU.

"This key milestone in Skymint's ongoing restructuring represents another successful navigation of a complex process," said SNDL Chief Executive Officer, Zach George. "The Sale Order brings greater certainty, enables management at Skymint Acquisition Co. to focus on serving Michigan consumers and creates tangible U.S. optionality."

The Skymint Transaction

On March 3, 2023, Tropics applied for and received from the Circuit Court for Ingham County, Michigan (the "Court"), the appointment of a receiver of the assets of Skymint. The court appointed receiver, Trust Street Advisors, LLC ("Receiver"), conducted an auction process for the assets of Skymint. Skymint Acquisition Co. served as the staking horse bidder and was ultimately selected as the successful bidder. On October 12, 2023, the Sale Order approving the transfer of the Skymint assets to Skymint Acquisition Co. was approved. The final closing is expected in the first quarter of 2024 and is subject to closing conditions outlined in the asset purchase agreement, which includes obtaining regulatory approval by the Cannabis Regulatory Agency (Michigan), as well as various local municipalities.

Overview of the Receivership Assets

As of the date the Sale Order was entered, the asset purchase agreement provided for the purchase or assumption of 21 retail leases with dispensaries that produced annualized sales of approximately $68 million in September 2023. Also being purchased or assumed are cultivation and equipment leases required for continuing operations. As part of the receivership process, uneconomic cultivation, equipment, and retail leases representing more than $12 million of annual fixed obligations were rejected and will not be purchased or assumed by Skymint Acquisition Co. Regulatory approvals for the Skymint Transaction are anticipated to commence in the first quarter of 2024, and to continue on a rolling basis.

Background to the Skymint Transaction

In September 2021, Tropics loaned $70 million to Skymint (the "Skymint Loan"). The Skymint Loan is secured by a first-priority lien on substantially all of the assets of Skymint. At the time the parties consummated the Skymint Loan, Skymint also announced the acquisition of substantially all of the assets of 3Fifteen, a Michigan-based cannabis business (the "3Fifteen Acquisition"). Concurrently, Skymint was also in the process of raising equity capital that would support the combined company's future liquidity and general working capital requirements.

However, by March 2022, Skymint was in default under the Skymint Loan (the "Initial Defaults"). On May 3, 2022, Skymint and Tropics entered into a first amendment of the Skymint Loan (the "First Amendment"), intended to bridge Skymint with working capital to better position itself to raise additional capital. Pursuant to the First Amendment, Tropics waived the Initial Defaults, and loaned an additional $5 million to Skymint. Tropics also agreed to various concessions regarding certain financial covenants to allow Skymint to comply with the waiver of the Initial Defaults.

After the First Amendment, Skymint's financial position and business did not improve. Skymint did not comply with the amended financial covenants and failed to raise any additional capital after the execution of the First Amendment. On June 10, 2022, Tropics formally notified Skymint that additional events of defaults existed under the Skymint Loan documents. Throughout the second half of 2022, Tropics and Skymint attempted to negotiate a means to improve Skymint's financial position, but Skymint's financial outlook continued to worsen.

At the beginning of the fourth quarter of 2022, Skymint was failing to pay certain obligations, which threatened its ability to continue operating its business. As a result, Tropics provided additional capital to Skymint to help it maintain business operations. On November 14, 2022, Tropics and Skymint entered into a forbearance agreement, pursuant to which Tropics agreed to conditionally forbear exercising certain default remedies. In addition, Tropics loaned an incremental $6.25 million to Skymint.

In the first quarter of 2023, amid Tropics and Skymint working towards a restructuring of Skymint's debt, it became clear to stakeholders that a consensual receivership was necessary. As of February 2023, Skymint had senior debt obligations of more than $125 million and lease obligations of more than $130 million. On March 3, 2023, Tropics filed a verified complaint against Skymint, seeking, among other relief, the appointment of a receiver over the assets of Skymint. That same day, the Court appointed Gene Kohut of Trust Street Advisors as a receiver of the Skymint assets. Under Michigan law and the order appointing receiver, the Receiver was permitted to marshal Skymint's assets, oversee its day-to-day operations, assume and reject executory contracts, pursue and defend litigation on behalf of Skymint, and market the assets of Skymint for sale.

The Receiver subsequently started a process to sell Skymint's assets, which included assuming beneficial executory contracts and leases and rejecting those not deemed in the best interest to retain on behalf of Skymint. As part of the sale process, Tropics successfully credit bid its debt for the purchase of Skymint's assets, which resulted in the Court granting the Sales Order. In turn, Skymint Acquisition Co. anticipates concluding the asset purchase agreement with Skymint and intends to seek regulatory approval to transfer the relevant cannabis licenses.

ADVISORS

Skymint Transaction - Honigman LLP is acting as legal counsel to Tropics while Miller Johnson is acting as legal counsel to Skymint. The Dragich Law Firm acted for Trust Street Advisors, LLC.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

ABOUT SUNSTREAM

SunStream is a joint venture sponsored by SNDL Inc. that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a broad portfolio of investments. As of June 30, 2023, investments made by SunStream had a carrying value of US$391 million. From inception until June 30, 2023, SunStream has deployed approximately US$450 million to seven companies, of which two investments have been monetized, returning approximately US$42 million of capital. This figure includes the AFC Gamma, Inc. investment, which was monetized subsequent to the end of the second quarter of 2023.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release may include, but are not limited to, the expected closing of the Skymint Transaction, Skymint Acquisition Co's expected leverage, and statements regarding the future performance of Skymint Acquisition Co. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. No entity mentioned herein is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For more information on SNDL, please go to www.sndl.com.

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SOURCE SNDL Inc.

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For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 08:37e 13-OCT-23